UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                           NUANCE COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    80603P107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  April 7, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

---------------------------------
CUSIP No. 80603P107
---------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     51,737,426 (see Items 4 and 5)
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.6% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------
CUSIP No. 80603P107
---------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus & Co.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     51,737,426 (see Items 4 and 5)
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.6% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------
CUSIP No. 80603P107
---------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus LLC (f/k/a E.M. Warburg Pincus & Co., LLC)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     51,737,426 (see Items 4 and 5)
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.6% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                SCHEDULE 13D/A

---------------------------------
CUSIP No. 80603P107
---------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     51,737,426 (see Items 4 and 5)
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.6% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                SCHEDULE 13D/A

---------------------------------
CUSIP No. 80603P107
---------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Charles R. Kaye
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     51,737,426 (see Items 4 and 5)
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.6% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

                                SCHEDULE 13D/A

---------------------------------
CUSIP No. 80603P107
---------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Joseph P. Landy
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
                                8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                     51,737,426 (see Items 4 and 5)
BY EACH REPORTING            --------- -----------------------------------------
PERSON WITH                     9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            51,737,426  (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.6% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the
Schedule 13D originally filed on April 19, 2004 ("Original 13D") as amended by Amendment No. 1 to Schedule 13D filed on May 10, 2005, as further amended by Amendment No. 2 to Schedule 13D filed on September 19, 2005, and as further amended by Amendment No. 3 to Schedule 13D filed on August 29, 2006 (as so amended, the "Amended 13D"), each filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus Partners, LLC, a New York limited liability company ("WPP LLC"), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (WP VIII, WP, WP LLC, WPP LLC and Messrs. Charles R. Kaye and Joseph P. Landy are collectively referred to as the "Warburg Pincus Reporting Persons"). This Amendment No. 4 relates to the common stock, par value $0.001 per share, of Nuance Communications, Inc., a Delaware corporation formerly known as ScanSoft, Inc. (the "Company"). The holdings of the Warburg Pincus Reporting Persons reported in this Amendment No. 4 include the holdings of Warburg Pincus Netherlands Private Equity VIII, C.V. I ("WPNPE I") and WP-WPVIII Investors, L.P. ("WP-WPVIII" and together with WP VIII and WPNPE I, the "Investors"), which shares the Warburg Pincus Reporting Persons may be deemed to beneficially own.
Item 3. Source and Amount of Funds or Other Consideration.

     Item 4 of the Amended 13D is hereby amended and restated in its entirety as follows:

     The total amount of funds used by each Investor to purchase the securities of the Company as described herein was furnished from the working capital of such Investor. The total amount of funds paid by the Investors to purchase the securities of the Company as described herein is $270,524,907.54, including all commissions, which amount also includes the $100,462,505.84 that will be paid by the Investors upon the closing of the transactions contemplated by the 2008 Purchase Agreement (as defined below).

     Capitalized terms used herein which are not defined herein have the meanings given to them in the Original 13D and any amendments thereto.

Item 4.   Purpose of Transaction.

     Item 4 of the Amended 13D is hereby amended by adding the following to the end thereof:

     Pursuant to a Purchase Agreement, dated April 7, 2008 (the "2008 Purchase Agreement"), by and among the Investors and the Company, the Investors agreed to acquire from the Company (a) an aggregate of 5,760,369 shares of Common Stock at a price per share equal to $17.36, and for an aggregate purchase price of $100,000,005.84; and (b) warrants to purchase an aggregate of 3,700,000 shares of Common Stock with a per share exercise price of $20.00, and for an aggregate purchase price of $462,500.00 (the "2008 Warrants"). The obligation of the Investors to consummate the transactions contemplated by the 2008 Purchase Agreement is subject to certain conditions, including, without limitation, the simultaneous closing of the acquisition by the Company of eScription, Inc., a Delaware corporation ("eScription"), pursuant to the terms of an Agreement and Plan of Merger, dated as of April 7, 2008 (the "Merger Agreement"), entered into by and among the Company, Easton Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Company, eScription and certain other parties thereto. Each of the 2008 Warrants will expire upon the earlier to occur of the fourth anniversary of the issuance of the 2008 Warrants or a "Change of Control" of the Company (as defined in the 2008 Warrants).

     Upon the closing of the transactions contemplated by the 2008 Purchase Agreement, the Company and each of the Investors agreed to amend and restate that certain Amended and Restated Stockholders Agreement, dated as of May 5, 2005, by entering into that certain Second Amended and Restated Stockholders Agreement substantially in the form attached hereto as Exhibit 99.3 (the "Second Restated Stockholders Agreement").

     The foregoing descriptions of the 2008 Purchase Agreement, the 2008 Warrants and the Second Restated Stockholders Agreement are qualified in their entirety by reference to the 2008 Purchase Agreement, the 2008 Warrants and the Second Restated Stockholders Agreement, which are incorporated in this Schedule 13D/A by reference to Exhibits 99.1, 99.2 and 99.3 respectively, to this
Schedule 13D/A.

Item 5.   Interest in Securities of the Issuer

     Items 5(a), (b) and (c) of the Amended 13D are hereby amended and restated in their entirety as follows:

     (a) Due to their respective relationships with the Investors and each other, as of April 8, 2008, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 37,408,650 shares of Common Stock by virtue of the Investors' beneficial ownership of such shares as of such date. As of April 8, 2008, the Warburg Pincus Reporting Persons may also be deemed to beneficially own additional shares of Common Stock by virtue of the Investors' beneficial ownership of the Series B

Preferred Stock, the Adjustable Warrant, the March 15 Warrants, the Securities Purchase Warrants, the Stock Purchase Warrants and the 2008 Warrants (collectively, the "Convertible Securities"). Assuming the full exercise and conversion of the Convertible Securities, the Warburg Pincus Reporting Persons are deemed to beneficially own 51,737,426 shares of Common Stock, representing approximately 22.6% of the outstanding class of Common Stock, based on a total of 229,129,111 shares of Common Stock outstanding, which is comprised of: (i) 209,039,966 shares of Common Stock outstanding as of January 31, 2008, as represented in the Company's Form 10-Q for the quarter ended December 31, 2007 (the "Form 10-Q"), (ii) the 3,562,238 shares of Common Stock issuable upon the conversion of the 3,562,238 shares of Series B Preferred Stock acquired by the Investors, (iii) the 525,732 shares of Common Stock presently issuable upon the exercise of the Adjustable Warrant, as represented by the Company in the Form 10-Q, (iv) the 2,500,000 shares of Common Stock issuable upon the exercise of the March 15 Warrants, (v) the 863,236 shares of Common Stock presently issuable upon the exercise of the Securities Purchase Warrants, (viii) the 3,177,570 shares of Common Stock presently issuable upon the exercise of the Stock Purchase Warrants, (ix) the 3,700,000 shares of Common Stock acquirable upon the exercise of the 2008 Warrants and (x) the 5,760,369 shares of Common Stock acquirable pursuant to the 2008 Purchase Agreement. The foregoing computations assume the closing of the transactions contemplated by the 2008 Purchase Agreement occurs, including the issuance to the Investors of an aggregate of 5,760,369 shares of Common Stock and warrants to purchase an aggregate of 3,700,000 shares of Common Stock in connection with such closing.

     (b) Each of the Investors share the power to vote or to direct the vote and to dispose or to direct the disposition of the 51,737,426 shares of Common Stock it may be deemed to beneficially own as of April 8, 2008. Each of WP, WP LLC and WPP LLC shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 51,737,426 shares of Common Stock it may be deemed to beneficially own as of April 8, 2008. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Investors.

     (c) Except as described in this Amendment No. 4, during the last sixty days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Item 6 of the Amended 13D is hereby amended by adding the following at the end of the discussion:

     As described in Item 4 hereto, the Investors entered into the 2008 Purchase Agreement and, simultaneous with the closing of the acquisition by the Company of eScription pursuant to the terms of the Merger Agreement, will enter into the Second Restated Stockholders Agreement and the Company and the Investors will execute the 2008 Warrants. The information set forth in Item 4 with respect to the Securities

Purchase Agreement, the Second Restated Stockholders Agreement and the 2008 Warrants is incorporated into this Item 6 by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1. Purchase Agreement, dated as of April 7, 2008, by and among the Company and the Investors

Exhibit 99.2.  Form of 2008 Warrant

Exhibit 99.3.  Form of Second Amended and Restated Stockholders Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  April 8, 2008            WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
                                        By:  Warburg Pincus Partners, LLC,
                                                its General Partner

                                                By:  Warburg Pincus & Co.,
                                                     its Managing Member


                                 By:  /s/  Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Partner


Dated:  April 8, 2008            WARBURG PINCUS & CO.


                                 By:  /s/  Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Partner


Dated:  April 8, 2008            WARBURG PINCUS, LLC


                                 By:  /s/  Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Member



Dated:  April 8, 2008           WARBURG PINCUS PARTNERS LLC

                                      By:  Warburg Pincus & Co.,
                                           its Managing Member


                                By:  /s/  Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Partner

Dated:  April 8, 2008


                               By:  /s/  Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Charles R. Kaye
                                      By: Scott A. Arenare, Attorney-in-Fact*

Dated:  April 8, 2008


                                By:  /s/  Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Joseph P. Landy
                                      By: Scott A. Arenare, Attorney-in-Fact**


* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.


** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.